July 3, 2013
Via EDGAR and FedEx
H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:     SEC Comment Letter dated June 24, 2013
Carrizo Oil & Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2013
File No. 000-29187-87
Dear Mr. Schwall:
Set forth below is the response from Carrizo Oil & Gas, Inc. (the “Company,” “we,” “it,” or “our”) to the letter dated June 24, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 10-K for the fiscal year ended 2012 (the “2012 Form 10-K”) and Definitive Proxy Statement on Schedule 14A.
For ease of reference, the text of the comments has been reproduced in bold text below, followed by the Company’s responses.
Comments and Responses:
Form 10-K for Fiscal Year Ended December 31, 2012
Item 1. Business, page 4
Proved Undeveloped Reserves, page 13

1.
We note your statement that in the U.S., you “(a) added 17.2 MMBoe, which included 24.1 MMBoe, 12.3 MMBoe, and 0.8 MMBoe of proved undeveloped reserves as a result of drilling and additional offset locations in the Marcellus Shale, Eagle Ford Shale and Niobrara Formation, respectively, (b) converted a net of 9.5 MMBoe of reserves from proved undeveloped to proved developed, primarily in the Eagle Ford Shale and Marcellus Shale and (c) sold 22.6 MMBoe of proved undeveloped reserves in the Barnett Shale.” It is not clear whether the PUD additions are 17.2 MMBOE or 37.2 MMBOE (24.1+12.3+.8) and neither case yields the 62.5 MMBOE figure for year-end 2012. Please reconcile these figures for us (see table below) and amend your document to clarify this disclosure.

YE 2011	76.7 MMBOE PUD Reserves
Marcellus additions	24.1
Eagle Ford additions	12.3
Niobrara additions	0.8
Converted to Developed	-9.5
Divested	-22.6
YE 2012	81.8 MMBOE?? (62.5 MMBOE disclosed)
The Company's 2012 proved undeveloped reserve additions in the Marcellus Shale were 24.1 Bcfe but were inadvertently labeled as MMBoe in our 2012 Form 10-K. Please refer to the table below which shows the change in our proved undeveloped reserves from December 31, 2011 to December 31, 2012, including the 24.1 Bcfe of additions in the

Carrizo Oil & Gas, Inc. ∙ 500 Dallas Street, Suite 2300 ∙ Houston, Texas 77002 ∙ Phone: (713) 328-1000

United States Securities and Exchange Commission
July 3, 2013

Marcellus Shale (as converted to 4.0 MMBoe). We acknowledge the Marcellus Shale additions were inappropriately labeled, however, we note that the total additions of 17.2 MMBoe as well as the December 31, 2011 and December 31, 2012 balances for proved undeveloped reserves were correctly presented in the 2012 Form 10-K. The Company confirms that in future filings, it will ensure that disclosure of material changes in proved undeveloped reserves will be presented in the proper units and respectfully requests that it not be required to amend the 2012 Form 10-K to correct this typographical error.

PUD Reserves (MMBoe)
December 31, 2011	76.7
Marcellus Shale Extensions and Discoveries	4.0
Eagle Ford Shale Extensions and Discoveries	12.3
Niobrara Formation Extensions and Discoveries	0.8
Converted to Proved Developed	(9.5)
Sales of Reserves in Place	(22.6)
Revisions of Previous Estimates	0.8
December 31, 2012	62.5

2.	Your disclosed costs for 2012 PUD development are $227 million versus $26 million for 2012 development on pages 16 and F-38. Please amend your document to reconcile these differences.
The 2012 proved undeveloped reserve development costs of $227.0 million were inadvertently classified as exploration costs on pages 16 and F-38 of our 2012 Form 10-K. The 2012 development costs of $25.8 million related to production facilities. Please refer to the table below, which reflects the proper classification of exploration and development costs for the year ended December 31, 2012.

	As Presented in the 2012 Form 10-K	Revised
	(In thousands)
Exploration costs	$557,523	$330,496
Development costs	25,756	252,783
The Company confirms that future filings will reflect the proper classification of exploration and development costs consistent with the revised classification set forth above in accordance with Rule 4-10(a)(7) and (12) of Regulation S-X. The Company respectfully requests that it not be required to amend the 2012 Form 10-K to present this revised classification.

3.
We note your statement, “All proved undeveloped reserves drilling locations are scheduled to be drilled within five years.” Please amend your document to discuss the reasons, if true, you have material PUD reserves that have remained undeveloped over five years from initial booking as well as PUD reserves that are scheduled for drilling more than five years after initial booking. Refer to Item 1203(d) of Regulation S-K and Rule 4-10(a)(31)(ii) of Regulation S-X.

As of December 31, 2012, we did not have any proved undeveloped reserves that have remained undeveloped over five years from initial booking or any material proved undeveloped reserves that were scheduled for drilling more than five years after initial booking. As of December 31, 2012, two Barnett Shale well locations with proved undeveloped reserves totaling 3.1 Bcfe (less than 1% of total proved undeveloped reserves and locations), were initially booked in 2009 and 2010, but scheduled to be drilled in 2017, and therefore beyond the five year limit. We did not provide the disclosure required by Item 1203(d) of Regulation S-K as we concluded that the amounts were immaterial.

United States Securities and Exchange Commission
July 3, 2013

4.
The 9.5 MMBOE converted to developed status amounts to 12% of your PUD total. The conversion rate in the prior two years is 10% for 2011 and 12% for 2010. Please amend your document to explain the reasons that you have not developed your PUD reserves at a rate sufficient to monetize them within five years.

In addition to evaluating the conversion rate of our proved undeveloped reserves as computed by the Staff (the “Unadjusted Conversion Rate”), we also evaluate the conversion rate of proved undeveloped reserves after adjusting for conversions of proved undeveloped reserves, sales of reserves in place, and revisions of previous estimates during the year (the “Adjusted Conversion Rate”). Please refer to the tables below regarding the Company's Unadjusted Conversion Rate and Adjusted Conversion Rate of proved undeveloped reserves by region for each of the years ended December 31, 2012, 2011, and 2010.

	2012 Proved Undeveloped Reserves (MMBoe)				Converted to Proved Developed as % of Beginning Balance	Converted to Proved Developed + Sales of Reserves in Place + Revisions of Previous Estimates as % of Beginning Balance
Region	Beginning Balance as of 12/31/2011	Converted to Proved Developed	Sales of Reserves in Place	Revisions of Previous Estimates
Eagle Ford Shale	24.0	(5.5)	—	3.6	23%	8%
Niobrara Formation	0.2	(0.1)	—	—	50%	50%
Barnett Shale	47.6	—	(22.6)	(2.6)	0%	53%
Marcellus Shale	4.6	(3.9)	—	(0.1)	85%	87%
Other	0.3	—	—	(0.1)	0%	33%
Total	76.7	(9.5)	(22.6)	0.8	12%	41%

	2011 Proved Undeveloped Reserves (MMBoe)				Converted to Proved Developed as % of Beginning Balance	Converted to Proved Developed + Sales of Reserves in Place + Revisions of Previous Estimates as % of Beginning Balance
Region	Beginning Balance as of 12/31/2010	Converted to Proved Developed	Sales of Reserves in Place	Revisions of Previous Estimates
Eagle Ford Shale	14.1	(2.9)	(2.9)	(1.2)	21%	50%
Niobrara Formation	0.1	—	—	—	0%	0%
Barnett Shale	51.9	(3.7)	(12.4)	(1.6)	7%	34%
Marcellus Shale	0.2	—	—	—	0%	0%
Other	0.6	—	—	(0.4)	0%	67%
Total	66.9	(6.6)	(15.3)	(3.2)	10%	38%

	2010 Proved Undeveloped Reserves (MMBoe)				Converted to Proved Developed as % of Beginning Balance	Converted to Proved Developed + Sales of Reserves in Place + Revisions of Previous Estimates as % of Beginning Balance
Region	Beginning Balance as of 12/31/2009	Converted to Proved Developed	Sales of Reserves in Place	Revisions of Previous Estimates
Barnett Shale	43.3	(5.2)	—	(6.9)	12%	28%
Other	1.2	—	—	(0.6)	0%	50%
Total	44.5	(5.2)	—	(7.5)	12%	29%

United States Securities and Exchange Commission
July 3, 2013

Presented below is a table that shows our inventory of proved undeveloped reserve drilling locations at December 31, 2012 by the year they were initially booked, their currently scheduled development year and the estimated future development costs related thereto for each of the five years ended December 31, 2017.

Initial Year Locations Booked as Proved Undeveloped	Gross Number of Proved Undeveloped Locations	Scheduled PUD Development Year
		2013	2014	2015	2016	2017
2009	1	—	—	—	—	1
2010	60	15	30	14	—	1
2011	79	38	25	16	—	—
2012	81	35	13	15	18	—
Total	221	88	68	45	18	2
Net Future Development Costs ($ millions)		$356.3	$313.8	$196.1	$86.4	$2.4
The Company's Unadjusted Conversion Rate of proved undeveloped reserves is less than 20% for each of the years ended December 31, 2012, 2011 and 2010 due largely to the Unadjusted Conversion Rate of the Barnett Shale proved undeveloped reserves. This was attributable to the Company's decision during 2010 to redirect capital to higher return oil and gas projects in the Eagle Ford Shale, Niobrara Formation, and Marcellus Shale as illustrated by the Unadjusted Conversion Rates for the Eagle Ford Shale in 2011 and the Eagle Ford Shale, Niobrara Formation and Marcellus Shale in 2012. However, we also note that the Adjusted Conversion Rate reflects conversion rates in excess of 20% per year for each of the years ended December 31, 2012, 2011 and 2010. Furthermore, with the exception of the two Barnett Shale locations scheduled to be developed in 2017, the scheduled development of our proved undeveloped reserves will be sufficient to monetize all proved undeveloped reserves within five years of the initial booking. The Company confirms that future filings will disclose the material reasons why proved undeveloped reserves have not been developed at a rate of at least 20% per year that would be sufficient to monetize them within five years, if applicable.
Acreage Data, page 18

5.
We note that 68% of your undeveloped acreage will expire by year-end 2015. Please amend your document to disclose, if any, the proved undeveloped reserves you have attributed to these expiring leases for each of the three years 2013-2015.

The proved undeveloped reserves attributed to undeveloped acreage with leases expiring during 2013, 2014 and 2015 are 0.8 MMBoe, 0.2 MMBoe and 0.3 MMBoe, respectively. We consider such amounts of proved undeveloped reserves to be immaterial (approximately 2% of our proved undeveloped reserves as of December 31, 2012). Furthermore, such expiration is before consideration of the Company's development plans and acreage that would be held by production. Accordingly, the Company respectfully requests that it not be required to amend the 2012 Form 10-K to provide this disclosure. The Company confirms that future filings will include disclosure of the amount of proved undeveloped reserves attributed to undeveloped acreage with leases expiring subsequent to the most recent year end, if material, or otherwise include disclosure that such reserves are not material.
Item 5. Market for Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 41

6.
We note your tabular and graphical comparison of the cumulative return on your stock with “the cumulative total return of the S&P 500 Index and the American Stock Exchange ('AMEX') Natural Resources Industry Index of publicly traded companies.”

As we could not find record of the AMEX Natural Resources Industry Index, tell us how you meet the requirements of Item 201(e)(1)(ii)(A) of Regulation S-K.
We use the NYSE MKT Composite-Natural Resources Subsector Index (also known by its previous name, the NYSE AMEX Composite-Natural Resources Subsector Index) as our published industry index, which we believe complies with Item 201(e)(1)(ii)(A) of Regulation S-K. We inadvertently failed to update the name of the published industry index to its current name in our 2012 Form 10-K but confirm that we will do so in future filings.

United States Securities and Exchange Commission
July 3, 2013

Definitive Proxy Statement on Schedule 14A Filed April 30, 2013
Executive Compensation, page 23
Certain Transactions, page 27

7.
We note your disclosure regarding the review of related party transactions by the audit committee, and your disclosure that transactions involving conflicts of interest may also be reviewed by an independent committee. Please also disclose the standards applied pursuant to your policies and procedures for the review, approval, or ratification of transactions with related persons. Refer to Item 404(b)(1)(ii) of Regulation S-K.

The charter of the Audit Committee of the Company's Board of Directors provides that the Audit Committee, to the extent it deems necessary or appropriate, shall review and approve all transactions that fall within Item 404 of Regulation S-K for potential conflicts of interest if a special committee of the Board of Directors is not formed to address a particular transaction. There is no formal policy regarding the standards to be applied by the Audit Committee in determining whether to approve or disapprove related party transactions. Similarly, the special committee, comprised of independent directors, that was formed to consider the terms of the Company's joint ventures with Avista in the Utica Shale and the Marcellus Shale has no one set standard to be applied in its decisions, as the standard varies depending on the particular circumstances. In determining whether to approve or disapprove a transaction, such special committee has since the beginning of the last fiscal year, generally determined whether the transaction is desirable and in the best interest of the Company. Such committee may also, depending upon the circumstances, apply standards under relevant debt agreements if required. The special committee has evaluated whether transactions are fair to the Company and its stockholders on the same basis as comparable arm’s length transactions. We confirm that our future filings will provide disclosure as it relates to the standards applied to our policies and procedures for reviewing related party transactions.

8.
Please provide all disclosure required by Item 404(a) of Regulation S-K with respect to your joint ventures with affiliates of Avista Capital Partners, LP. For example, please disclose the approximate dollar value of the distributions made to Avista or its affiliates in 2012 in connection with such joint ventures, or tell us why you believe that such disclosure is not required.

The Avista joint ventures with the Company are not separate entities that make distributions as contemplated by the comment. Instead, an undivided interest in each of the joint venture's properties is held directly by each of the joint venture parties, the Company and Avista, as is typical in a traditional oil and gas unincorporated joint venture. Therefore, each party has the right to separately sell, or retain, its undivided interest in joint venture properties and each party has the right to negotiate a purchase price for its interest. Nevertheless, in future filings we propose to amend the disclosure relating to the Avista Utica Shale joint venture to provide additional disclosure regarding how proceeds from the 2012 sale transaction were distributed. That proposed disclosure is set forth below. In 2012, there were no other third party sales of properties with respect to either of the Avista Utica Shale joint venture or the Avista Marcellus Shale joint venture. There was some production associated with the properties of the Avista Marcellus Shale joint venture, but all such proceeds were used to pay costs. Therefore, we believe such additional disclosure is consistent with disclosing distributions from the joint venture as requested by the Staff.
Proposed Disclosure
In October 2012, we and Avista each sold substantially all of our interests in oil and gas properties dedicated to the Avista Utica joint venture in the northern portion of the Utica Shale play to a third party. In connection with these sale transactions, we elected to exercise our option to increase our participating interest in the same oil and gas properties on a “net proceeds basis” so that we received net proceeds with respect to 50% of the properties subject to the sale rather than the 10% we initially held. Pursuant to the terms of the Avista Utica joint venture agreement, as amended, we paid $24.0 million for the 40% additional interest in the acreage subject to the sale and certain other Avista Utica joint venture properties. Therefore, effective as of the closing, both parties owned the joint venture properties equally and both parties shared equally in their right to receive the proceeds from the purchaser. As a result of the reduction required for the $24.0 million option exercise price due from the Company and the repayment of other amounts owed between the two joint venture parties, the net proceeds received by the Company from the sale was $51.7 million and the net proceeds received by Avista from the sale was $72.9 million.

United States Securities and Exchange Commission
July 3, 2013

* * * * * * * *
As requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, please contact me at (713) 358-6441. I will be pleased to provide you with any additional information that may be necessary. Thank you.
Sincerely,
/s/ Marcus G. Bolinder
Marcus G. Bolinder
Associate General Counsel

Copies to:    Paul F. Boling, Vice President, Chief Financial Officer, Secretary, and Treasurer
David L. Pitts, Vice President and Chief Accounting Officer
Gerald A. Morton, General Counsel and Vice President of Business Development